Filed Pursuant to Rule 424(b)(3)
Registration No. 333-232425

RREEF PROPERTY TRUST, INC.
SUPPLEMENT NO. 11 DATED DECEMBER 2, 2020
TO THE PROSPECTUS DATED APRIL 29, 2020

This document supplements, and should be read in conjunction with, our prospectus dated April 29, 2020, as supplemented by Supplement No. 1 dated May 5, 2020, Supplement No. 2 dated May 21, 2020, Supplement No. 3 dated June 2, 2020, Supplement No. 4 dated July 8, 2020, Supplement No. 5 dated August 5, 2020, Supplement No. 6 dated August 18, 2020, Supplement No. 7 dated September 2, 2020, Supplement No. 8 dated October 6, 2020, Supplement No. 9 dated November 5, 2020 and Supplement No. 10 dated November 17, 2020. Unless otherwise defined herein, capitalized terms shall have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•our daily net asset value, or NAV, per share for our common stock for the month of November 2020; and
•updates on the impact of COVID-19 on our operations.

Historical NAV per Share

The following table sets forth the NAV per share for the Class A, Class I, Class T, Class D and Class N shares of our common stock on each business day for the month of November 2020. There were no Class S, Class M-I or Class T2 shares of our common stock outstanding during this period.

Date	NAV per Class A Share	NAV per Class I Share	NAV per Class T Share	NAV per Class D Share*	NAV per Class N Share**
November 2, 2020	$14.30	$14.38	$14.33	$14.36	$14.33
November 3, 2020	$14.32	$14.41	$14.36	$14.39	$14.35
November 4, 2020	$14.33	$14.41	$14.36	$14.39	$14.36
November 5, 2020	$14.33	$14.41	$14.36	$14.39	$14.36
November 6, 2020	$14.32	$14.40	$14.35	$14.38	$14.35
November 9, 2020	$14.35	$14.43	$14.39	$14.42	$14.38
November 10, 2020	$14.37	$14.46	$14.41	$14.44	$14.40
November 11, 2020	$14.38	$14.46	$14.41	$14.45	$14.41
November 12, 2020	$14.36	$14.44	$14.40	$14.43	$14.39
November 13, 2020	$14.39	$14.48	$14.43	$14.46	$14.42
November 16, 2020	$14.40	$14.49	$14.44	$14.47	$14.44
November 17, 2020	$14.40	$14.49	$14.44	$14.47	$14.44
November 18, 2020	$14.37	$14.45	$14.40	$14.43	$14.40
November 19, 2020	$14.37	$14.46	$14.41	$14.44	$14.41
November 20, 2020	$14.37	$14.45	$14.40	$14.44	$14.40
November 23, 2020	$14.37	$14.45	$14.40	$14.43	$14.40
November 24, 2020	$14.37	$14.46	$14.41	$14.44	$14.41
November 25, 2020	$14.37	$14.46	$14.41	$14.44	$14.41
November 27, 2020	$14.37	$14.45	$14.40	$14.43	$14.40
November 30, 2020	$14.36	$14.44	$14.39	$14.43	$14.39
*Class D shares are currently being offered pursuant to a private placement offering.

**The table above includes the NAV per share for our Class N shares beginning on November 2, 2020, the date our first Class N shares were issued upon conversion from Class T. Class N shares are not available for purchase except through our distribution reinvestment plan.

Purchases and redemptions of shares of our common stock are made in accordance with our policies as set forth in our prospectus. Our NAV per share is posted daily on our website at www.rreefpropertytrust.com and is made available on our toll-free, automated telephone line at (855) 285-0508.

Please refer to “Net Asset Value Calculation and Valuation Guidelines” in our prospectus for important information about how our NAV is determined.

Impact of COVID-19

The coronavirus (COVID-19) pandemic has had, and is expected to continue to have, a significant impact on local, national and global economies and has resulted in a world-wide economic slowdown. While certain economies have exhibited growth of late when compared to earlier months of 2020, the amount of economic recovery will continue to be impacted by reductions and restrictions in economic activity resulting from increased coronavirus cases. We are closely monitoring the impact of the coronavirus pandemic on all aspects of our investments and operations, including how it will impact our tenants and business partners. While we have not incurred significant disruptions in our operations from the coronavirus since it began in mid-March 2020, the extent to which the coronavirus impacts our investments and operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence. These developments include the duration of the outbreak, the impact of government stimulus, new information that may emerge concerning the severity of the coronavirus, and actions taken by federal, state and local agencies as well as the general public to contain the coronavirus or treat its impact, among others. During November 2020, our NAV per share increased approximately 0.6% for each share class. This increase was primarily a result of the 8.3% increase in the value of our real estate equity securities portfolio.

During this pandemic, we have been actively engaged with our independent valuation advisor, providing frequent updates regarding our rent collections and other factors about our properties. As a result of the coronavirus pandemic and based on available information, the values of certain of our properties have been adjusted downward since late March 2020 as determined by our independent valuation advisor or other independent appraisers. These valuation changes were driven by changing property cash flows based on our collections, increased projected credit losses, extended lease-up times for currently vacant spaces, increased discount rates and reduced market rent growth rates. Offsetting these declines, certain of our properties have recovered in value or have increased in value since mid-March due to revisions to market rents and discount rates based on recent activity at the properties or in the local market, or to new leasing activity at the property or reduced collection loss assumptions based on recent collection activity. In accordance with our valuation policies as approved by our board of directors, these changes in value are integrated into our NAV as soon as they are made available to us.

Our property portfolio is diversified across the four primary sectors of commercial real estate: office, industrial, retail and apartment. Among these four sectors, retail is widely expected to be the sector that will be most impacted by the coronavirus pandemic. The retail properties we own are grocery-anchored and contain a number of tenants that are considered essential and thus our retail properties are potentially more resilient that other subsectors within retail.

As the economy progresses through the pandemic, we have continued to seek and collect unpaid rents. Our entire property portfolio remains stable with collections of approximately 99% of our contractual rental revenues for each of October and November 2020. The stores of all of our retail tenants are open.

Our commercial properties (office, industrial and retail) are occupied by a diverse mix of tenants. As of November 30, 2020, our weighted average remaining lease term for our commercial properties was 4.8 years. With respect to our commercial and residential tenants who have been affected by COVID-19 and who did not pay rent, we continue to work with them to recoup such rent and bring their leases current. During the month of November 30, 2020, we entered into no additional agreements with our tenants that included abatement or deferral of rent. For tenants with whom we have previously agreed to deferral of past due rent, such deferred rent is scheduled to be fully paid by July 2021, and all such deferred rent that has become due under the deferral agreements as of November 30, 2020 has been paid.